AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

December 18, 2013

VIA EDGAR

Dominic Minore

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

File Nos. 333-61366 and 811-10385

Dear Mr. Minore:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on November 19, 2013, concerning post-effective amendment (“PEA”) No. 98 to the registration statement of Pacific Life Funds (the “Registrant”) on Form N-1A (including the Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”)), which was filed on October 3, 2013 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the PL Diversified Alternatives Fund (the “Fund”), a new series of the Registrant. Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Fees and Expenses:

(a)	Comment: File the expense limitation agreement in the 485(b) PEA.

Response: The agreement was filed as an exhibit in PEA No. 98.

(b)	Comment: Footnote 2 to the fee table indicates that the Board of Trustees of Pacific Life Funds (the “Board”) can terminate the expense limitation agreement. Please confirm that the Board will not terminate the agreement prior to December 31, 2016.

Response: The Registrant does not anticipate that the Board will terminate the expense limitation agreement prior to December 31, 2016; however, the Board oversees the management and operations of the Trust and has the authority to terminate the agreement. If the Board were to terminate the expense limitation agreement prior to December 31, 2016, the Registrant would supplement or amend the Prospectus and SAI to as necessary reflect the termination.

2.	Principal Investment Strategies:

(a)	Comment: In the second sentence of this section, clarify whether the term “Funds” in the phrase “Funds with non-alternatives or traditional investment strategies,” means proprietary or non-affiliated funds.

Response: The Prospectus has been amended accordingly.

(b)	Comment: Please confirm whether the Fund will invest in entities that would be defined as “investment companies” under Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), but for exceptions to that definition provided for in Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“3(c)(1) or 3(c)(7) Funds”) or any other funds commonly referred to as hedge funds. If the Fund intends to invest in such entities, the Fund must disclose that such investments would be limited to 15% of its net assets and treated as illiquid for purposes of the Fund’s 15% limit on illiquid investments.

Response: The Fund does not intend to invest in 3(c)(1) or 3(c)(7) Funds or other funds commonly referred to as hedge funds.

(c)	Comment: Please confirm whether the Fund can invest in derivatives.

Response: The Fund does not intend to invest directly in derivatives, however, the underlying funds in which the Fund invests may invest in derivatives. The “Principal Investment Strategies” section of the Prospectus describes types of investments in which one or more underlying funds may invest and the “Principal Risks From Holdings In Underlying Funds” section describes the principal risks of the Fund that arise from investments in derivatives by underlying funds.

(d)	Comment: In the last sentence of the third paragraph in this section, please disclose in the prospectus any cap or that no cap exists on investment in any single underlying fund.

Response: The Prospectus has been amended accordingly.

3.	Principal Risks:

(a)	Comment: Clarify that the term “Fund” used in the “Principal Risks from Holdings in Underlying Funds” section refers to the risks of the underlying funds and not the Fund.

Response: The Prospectus has been amended accordingly.

SAI Comments:

4.	Additional Investment Policies and Strategies of the Funds:

(a)	Comment: Include a sentence that any investment by the Fund in other funds of the Trust will be limited to Class P shares of such funds.

Response: The SAI has been amended accordingly.

(b)	Comment: If the Fund can lend its securities, please include a description of the securities lending program pursuant to the State Street line of no-action letters, or alternatively, confirm in your response letter that there is no current program.

Response: The Registrant confirms that the Fund does not intend to participate in a securities lending program.

General Comments:

5.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments regarding this matter please contact me at 949-219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Paul Hastings LLP

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